UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

Media Release

FOR IMMEDIATE RELEASE

SERONO DELIVERS STRONG FIRST QUARTER 2006 WITH REVENUE GROWTH OF 16.4% IN LOCAL CURRENCIES

- Adjusted* EPS Increased by 75.2% and 2006 EPS Outlook Raised to $45.00 -

Geneva, Switzerland, April 20, 2006 – Serono (virt-x: SEO and NYSE: SRA), today reported its first quarter results for the period ended March 31, 2006.

Key Points for First Quarter 2006

•                  Strong underlying top-line performance with total revenues up 11.0% (+16.4% in local currencies) to $667.5m and product sales up 7.9% (+13.4% in local currencies) to $594.9m

•                  Reported net income of $179.9m and basic EPS of $12.29 per bearer share and $0.31 per ADS

•                  Adjusted* net income up 76.1% to $171.6m and adjusted* basic EPS up 75.2% to $11.72 per bearer share and $0.29 per ADS

•                  Rebif® worldwide sales up 11.7% (+17.7% in local currencies) to $327.0m

•                  Gonal-f® sales of $139.1m increased vs both Q1 2005 and Q4 2005

•                  Good progress in late-stage clinical programs:

•           Rebif® new formulation filed in USA and Europe

•           Positive outcome from Phase III study of Phenoptin for PKU

•                  2006 EPS outlook raised to $45.00 per bearer share

“Our strong first quarter top-line performance reflects a healthy business across the board. I am pleased with the performance of our Reproductive Health franchise, particularly in the US, as well as with the underlying growth of our Rebif® worldwide sales of 17.7%,” said Ernesto Bertarelli, Chief Executive Officer. “Moving forward we will continue to invest in our existing businesses and R&D pipeline, and we intend to actively pursue opportunities for growth through acquisitions.”

“Given the strength of our financial performance in the first quarter, we now raise our EPS guidance to $45.00,” said Stuart Grant, Chief Financial Officer.

*  Non-IFRS financial measures included in order to permit assessment of the performance of the company’s underlying business for the quarter include: In Q1 2006, an $8.4m gain on sale of investment in ZymoGenetics. In Q1 2005, a charge of $725.0m ($660.5m after-tax) related to previously reported US Attorney’s Office investigation of Serostim® and a $4.7m write-down of investment in CancerVax.

Financial Performance

Total revenues increased by 11.0%, or 16.4% in local currencies, to $667.5m in the first quarter of 2006 (Q1 2005: $601.4m). Product sales grew 7.9%, or 13.4% in local currencies, to $594.9m (Q1 2005: $551.4m). Sales were adversely influenced by the strengthening of the US dollar versus the Euro year-over-year. Royalty and license income increased by 45.3% to $72.6m (Q1 2005: $50.0m), continuing to provide a substantial revenue stream derived from Serono’s intellectual property rights.

Gross margin remains solid at 88.4% of product sales (Q1 2005: 89.2%). Selling, General and Administrative expenses remained stable at $211.5m (Q1 2005: $214.6m) reflecting operational leverage. Research and Development expenses were $122.9m (Q1 2005: $156.3m), reflecting the completion of a number of phase III trials in the last 12 months. Other operating expenses were $64.3m (Q1 2005: $788.4m).

Operating income in the first quarter of 2006 was $200.0m compared to a loss of $617.4m in the first quarter of 2005. On an adjusted* basis this represents an increase of 85.9% and led to an operating margin of 30.0% of total revenues (Q1 2005: $107.6m or 17.9% of total revenues on an adjusted* basis), reflecting steady underlying revenue growth, tight control over SG&A and R&D expenses and continued solid gross margin.

Financial income was $23.9m (Q1 2005: $12.0m), reflecting a net gain of $8.4m from the sale of 1,434,607 shares of ZymoGenetics, Inc. in March 2006. Financial expense decreased to $6.3m (Q1 2005: $10.6m), as a result of last year’s first quarter write-down of $4.7m related to impairment in value of an equity stake in CancerVax.

Reported net income in the first quarter of 2006 was $179.9m compared to a loss of $567.7m in the first quarter of 2005. Adjusted* net income was up 76.1% to $171.6m (Q1 2005: $97.4m), or 77.4% in local currencies.

Reported basic earnings per share in the first quarter of 2006 were $12.29 per bearer share and $0.31 per American Depositary Share (ADS). Adjusted* basic earnings per share were up 75.2% to $11.72 per bearer share (Q1 2005: $6.69) and $0.29 per ADS (Q1 2005: $0.17).

For the first quarter, net cash flow from operating activities before change in working capital was $237.8m (Q1 2005: $146.4m), or $189.0m after change in working capital (Q1 2005: $53.3m). The company’s liquid financial assets were $1.7 billion at the end of the first quarter 2006.

As of March 31, 2006, there were 14,641,246 equivalent bearer shares of Serono S.A. issued and 14,639,138 equivalent bearer shares of Serono S.A. outstanding.

*  Non-IFRS financial measures included in order to permit assessment of the performance of the company’s underlying business for the quarter include: In Q1 2006 an $8.4m gain on sale of investment in ZymoGenetics. In Q1 2005 a charge of $725.0m ($660.5m after-tax) related to previously reported US Attorney’s Office investigation of Serostim® and a $4.7m write-down of investment in CancerVax.

Full Year 2006 Outlook

Given the strength of the first quarter 2006 results, Serono now raises its outlook for 2006 earnings per bearer share to $45.00. This outlook does not include expenses related to any new business development transactions or other non-recurring items in 2006.

Therapeutic Areas Review

In the first quarter of 2006, Rebif® had a solid performance with sales up 11.7%, 17.7% in local currencies, to $327.0m (Q1 2005: $292.8m) further consolidating its position as a foundation therapy. Rebif® continues its market leadership outside the US with sales growing 3.1%, or 10.8% in local currencies, to $222.7m (Q1 2005: $216.1m). Rebif®, the fastest growing brand for the treatment of relapsing forms of multiple sclerosis in the US in 2005, reached sales of $104.2m, up 35.8% in the first quarter (Q1 2005: $76.8m).

Sales of Gonal-f® increased by 0.8%, or 6.3% in local currencies, to $139.1m (Q1 2005: $138.0m). This is an encouraging performance reflecting high single-digit growth in local currencies outside of the US and marking a change in trend in the US. Contrary to usual seasonal patterns, Gonal-f® sales increased 4.2% in the first quarter of 2006 compared with the fourth quarter of 2005. Global sales of supporting products (Ovidrel®, Cetrotide®, Crinone® and Luveris®) were up 11.3%, or 16.6% in local currencies, to $22.6m.

Saizen® sales increased by 4.4%, or 10.0% in local currencies, to $49.9m (Q1 2005: $47.8m). Saizen® continues to be differentiated using the innovative devices, cool.click and one.click, as well as services, such as patient registries, call centres and nurse trainers, as well as educational programs. Serostim® sales decreased by 13.7% to $15.8m (Q1 2005: $18.3m).

Sales of Raptiva® were $13.6m in the first quarter 2006 (Q1 2005: $4.5m). The focus for 2006 is on increasing market penetration by differentiating Raptiva® from other biologicals and further establishing the new progressive way of treating psoriasis to achieve long-term control of this chronic disease.

R&D News

On March 15, Serono and BioMarin Pharmaceutical Inc. announced positive results of a Phase 3, double-blind, placebo-controlled clinical study of Phenoptin™ (sapropterin dihydrochloride), an investigational oral small molecule for the treatment of phenylketonuria. All pre-specified primary and secondary endpoints were met and data demonstrate a statistically significant reduction at six weeks in blood phenylalanine levels (p<0.0001) in patients receiving Phenoptin, compared with those receiving placebo.

On April 4, Serono announced the submission of a supplemental Biologics Licence Application to the US Food and Drug Administration and a variation to the current Marketing Authorization to the European Medicines Agency for a new formulation of Rebif® as a treatment of multiple sclerosis. The applications are supported by data from a Phase III clinical trial in patients with relapsing forms of MS which show that the new formulation of Rebif® results in a substantial improvement in overall tolerability, as well as a reduction in the incidence of antibody formation. This most recent Rebif® lifecycle management initiative further exemplifies Serono’s commitment to developing and launching a wide range of product enhancements in support of MS patients worldwide.

Conference Call and Webcast

Serono will hold a conference call today, April 20th, 2006, starting at 15:00 Central European Time (9:00 am US Eastern Time) during which Serono Management will present the Company’s First Quarter 2006 Results. To join the telephone conference please dial 1 866 291 4166 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere). The event will also be relayed by live audio webcast, which interested parties may access via Serono’s Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on May 26, 2006.

###

Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, there are more than 25 on-going development projects.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:		Investor Relations:
Tel:	+41-22-739 36 00	Tel:	+41-22-739 36 01
Fax:	+41-22-739 30 85	Fax:	+41-22-739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:		Investor Relations:
Tel.	+1 781 681 2340	Tel.	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•                  Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 months ended March 31, 2006 and 2005.

•                  Consolidated statements of income for the 3 months ended March 31, 2006 and 2005; adjusted net income and adjusted earnings per share for the 3 months ended March 31, 2006 and 2005; the consolidated balance sheets as of March 31, 2006 and December 31, 2005; the consolidated statements of recognized income and expense for the 3 months ended March 31, 2006 and 2005; the consolidated statements of changes in equity as of March 31, 2006 and 2005; the consolidated statements of cash flows for the 3 months ended March 31, 2006 and 2005; and the selected explanatory notes to the consolidated financial statements. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

Sales by therapeutic area

	Three Months Ended			Three Months Ended
	March 31, 2006			March 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	333.2	56.0%	11.8%	298.0	54.1%
Reproductive Health	167.3	28.1%	1.1%	165.5	30.0%
Growth & Metabolism	66.0	11.1%	(0.5)%	66.4	12.0%
Dermatology	13.6	2.3%	206.3%	4.5	0.8%
Others	14.6	2.5%	(14.0)%	17.0	3.1%

Total sales (US$ million)	$594.9	100%	7.9%	$551.4	100%

Sales by geographic region

	Three Months Ended			Three Months Ended
	March 31, 2006			March 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	265.4	44.6%	0.2%	264.9	48.0%
North America	215.0	36.1%	16.3%	184.9	33.5%
Latin America	30.6	5.1%	3.6%	29.5	5.4%
Others	84.0	14.2%	16.3%	72.2	13.1%

Total sales (US$ million)	$594.9	100%	7.9%	$551.4	100%

TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		March 31, 2006			March 31, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	327.0	55.0%	11.7%	292.8	53.1%
Gonal-f®	RH	139.1	23.4%	0.8%	138.0	25.0%
Saizen®	Growth	49.9	8.4%	4.4%	47.8	8.7%
Novantrone®	MS/Oncology	17.4	2.9%	9.1%	16.0	2.9%
Serostim®	Wasting	15.8	2.6%	(13.7)%	18.3	3.3%
Raptiva®	Dermatology	13.6	2.3%	206.3%	4.5	0.8%
Ovidrel®	RH	6.9	1.2%	20.3%	5.7	1.0%
Cetrotide®	RH	6.7	1.1%	7.3%	6.2	1.1%
Crinone®	RH	6.0	1.0%	7.8%	5.6	1.0%
Stilamin®	Other	3.7	0.6%	3.1%	3.5	0.6%

* Therapeutic Areas
RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

First Quarter Consolidated Income Statements (unaudited)

		% of			% of
Three months ended March 31	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Revenues
Product sales	594’850		7.9%	551’413
Royalty and license income	72’617		45.3%	49’969
Total Revenues	667’467	100.0%	11.0%	601’382	100.0%

Operating Expenses
Cost of product sales	(68’754)			(59’470)
% of Sales	11.6%			10.8%
Selling, general and administrative	(211’489)	31.7%	(1.5)%	(214’650)	(35.7)%
Research and development	(122’943)	18.4%	(21.3)%	(156’273)	(26.0)%
Other operating expense, net	(64’271)	9.6%	(91.8)%	(788’424)	(131.1)%
Total Operating Expenses	(467’457)	70.0%	(61.6)%	(1’218’817)	(202.7)%
Operating Income / (Loss)	200’010	30.0%	132.4%	(617’435)	(102.7)%

Financial income	23’890			12’042
Financial expense	(6’327)			(10’624)
Foreign currency (loss) / gain, net	(1’047)			769
Share of (loss) / profit of associates	(172)			11
Income / (Loss) Before Taxes	216’354	32.4%	135.2%	(615’237)	(102.3)%
Taxes	(36’348)			48’061
Net Income / (Loss)	180’006	27.0%	131.7%	(567’176)	(94.3)%
Attributable to:
Minority interest	60			573
Equity holders of Serono S.A.	179’946	27.0%	131.7%	(567’749)	(94.4)%

Three months ended March 31	2006		% change	2005
	US$			US$

Basic Earnings / (Loss) per Share
• Bearer shares	12.29		131.5%	(38.99)
• Registered shares	4.92		131.5%	(15.60)
• American depositary shares	0.31		131.5%	(0.97)

Diluted Earnings / (Loss) per Share
• Bearer shares	12.13		131.1%	(38.99)
• Registered shares	4.85		131.1%	(15.60)
• American depositary shares	0.30		131.1%	(0.97)

Basic Earnings / (Loss) per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income / (Loss) attributable to bearer equity holders of Serono S.A., $125.8 million for the three months ended March 31, 2006 (March 31, 2005: net loss of $396.0 million), by the weighted average number of shares outstanding during the period presented. This is 10,233,922 beare shares (2005: 10,155,130) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,639,138 (March 31, 2005: 14,560,346) for the three months ended March 31, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings / (Loss) per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings / (Loss) per bearer share.

For Diluted Earnings / (Loss) per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the three months ended March 31, 2006 was 10,717,658. The effect of outstanding stock options and the convertible bond were excluded from the calculation of Diluted Loss per Share for the three months ended March 31, 2005 as they were anti-dilutive.

The accompanying selected explanatory notes form an integral part of these financial statements.

Adjusted net income and adjusted earnings per share

		% of			% of
Three months ended March 31	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Net Income / (Loss) as reported	180’006	27.0%	131.7%	(567’176)	(94.3)%
Litigation expense and related costs	—			725’000
Tax impact on litigation expense and related costs	—			(64’525)
Impairment loss on investment in CancerVax	—			4’700
Gain on sale of investment in Zymogenetics	(8’365)			—
Adjusted Net Income	171’641	25.7%	75.1%	97’999	16.3%
Attributable to:
Minority interest	60			573
Equity holders of Serono S.A.	171’581	25.7%	76.1%	97’426	16.2%

		Adjusted basis
Three months ended March 31	Adjusted basis 2006	% change	Adjusted basis 2005
	US$		US$

Basic Earnings per Share
• Bearer shares	11.72	75.2%	6.69
• Registered shares	4.69	75.2%	2.68
• American depositary shares	0.29	75.2%	0.17

Diluted Earnings per Share
• Bearer shares	11.57	73.2%	6.68
• Registered shares	4.63	73.2%	2.67
• American depositary shares	0.29	73.2%	0.17

Adjusted net income and adjusted earnings per share are Non-IFRS financial measures and are not and should not be viewed as a substitute for IFRS reported net income and earnings per share. Non-IFRS financial measures are not standardized by IFRS and, therefore, have limits in its usefulness to investors and may not be comparable with the calculation of similar measures for other companies. Adjusted net income and adjusted earnings per share are an alternative view of performance used by management as they exclude those non-recurring, non-operational activities and transactions that are not necessarily relevant to understand the comparative operating performance of the company’s underlying business for the period.

Consolidated Balance Sheets (unaudited)

As of	March 31, 2006	December 31, 2005
	US$’000	US$’000

Assets
Current Assets
Cash and cash equivalents	839’740	358’853
Short-term available-for-sale financial assets	427’315	565’545
Trade accounts receivable	416’191	402’358
Inventories	250’174	248’476
Prepaid expenses and other current assets	244’402	199’189
Total Current Assets	2’177’822	1’774’421

Non-Current Assets
Tangible fixed assets	762’928	746’430
Intangible assets	339’878	341’382
Deferred tax assets	224’718	224’779
Investments in associates	5’327	5’446
Long-term available-for-sale financial assets	631’971	736’543
Other long-term assets	81’373	92’234
Total Non-Current Assets	2’046’195	2’146’814
Total Assets	4’224’017	3’921’235

Liabilities
Current Liabilities
Trade and other payables	365’272	343’525
Short-term financial debts	15’705	28’604
Income taxes	107’137	97’797
Deferred income - current	33’602	34’111
Provisions - current	28’249	29’291
Other current liabilities	168’643	183’396
Total Current Liabilities	718’608	716’724

Non-Current Liabilities
Long-term financial debts	672’907	635’039
Deferred tax liabilities	17’818	18’316
Deferred income - non-current	118’831	123’142
Provisions - non-current	114’205	108’607
Other long-term liabilities	132’735	148’465
Total Non-Current Liabilities	1’056’496	1’033’569
Total Liabilities	1’775’104	1’750’293

Shareholders’ Equity
Share capital	236’324	235’555
Share premium	522’817	500’605
Treasury shares	(370’033)	(372’724)
Retained earnings	2’001’000	1’803’929
Fair value and other reserves	59’916	14’654
Cumulative foreign currency translation adjustments	(1’965)	(11’988)
Total Shareholders’ Equity attributable to equity holders of Serono S.A.	2’448’059	2’170’031
Minority Interests	854	911
Total Shareholders’ Equity	2’448’913	2’170’942

Total Liabilities and Shareholders’ Equity	4’224’017	3’921’235

The accompanying selected explanatory notes form an integral part of these financial statements.

Consolidated Statements of Recognized Income and Expense (unaudited)

Three months ended March 31	2006	2005
	US$’000	US$’000

Net income / (loss) recognized in consolidated income statements	180,006	(567,176)

Available-for-sale investments
Fair value adjustments on available-for-sale investments taken to equity	47’324	(39’976)
Transferred to income statement on sale of available-for-sale investments	(8’582)	—
Transferred to income statement for impairment of available-for-sale investments	311	4’700
Cash flow hedge
Fair value adjustments on cash flow hedge taken to equity	6’239	(1’485)
Transferred to income statements	(32)	7
Serono share of equity recognized by associated companies	2	—
Foreign currency translation effect	10’023	(21’582)
Net income / (loss) recognized directly in equity	55’285	(58’336)
Total recognized income and expense	235’291	(625’512)
Attributable to:
Minority interest	60	573
Equity holders of Serono S.A.	235’231	(626’085)

Consolidated Statements of Changes in Equity (unaudited)

							Total Shareholders’
						Cumulative foreign	Equity attributable to
	Share	Share	Treasury	Retained	Fair value and other	currency translation	equity holders of	Minority	Total Shareholders’
	capital	premium	shares	earnings	reserves	adjustments	Serono S.A.	interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2005:
As previously reported	254’420	1’023’125	(987’489)	2’064’499	23’482	69’841	2’447’878	3’343	2’451’221
Effect of adoption revised IAS 39 - “Financial Instruments: Recognition and Measurement”	—	—	—	(28’547)	33’347	(2’245)	2’555	—	2’555
Effect of adopting IFRS 2 - “Share-Based Payment”	—	15’875	—	(15’527)	—	(348)	—	—	—
Balance as of January 1, 2005 as restated	254’420	1’039’000	(987’489)	2’020’425	56’829	67’248	2’450’433	3’343	2’453’776
Total recognized income and expense	—	—	—	(567’749)	(36’754)	(21’582)	(626’085)	573	(625’512)
Issue of share capital	531	16’206	2’615	—	—	—	19’352	—	19’352
Share-based compensation	—	3’965	—	—	—	—	3’965	—	3’965
Purchase of minorities	—	—	—	—	—	—	—	(47)	(47)
Balance as of March 31, 2005	254’951	1’059’171	(984’874)	1’452’676	20’075	45’666	1’847’665	3’869	1’851’534

Balance as of January 1, 2006	235’555	500’605	(372’724)	1’803’929	14’654	(11’988)	2’170’031	911	2’170’942
Total recognized income and expense	—	—	—	179’946	45’262	10’023	235’231	60	235’291
Issue of share capital	769	22’212	2’691	—	—	—	25’672	—	25’672
Share-based compensation	—	—	—	17’125	—	—	17’125	—	17’125
Purchase of minorities	—	—	—	—	—	—	—	(117)	(117)
Balance as of March 31, 2006	236’324	522’817	(370’033)	2’001’000	59’916	(1’965)	2’448’059	854	2’448’913

The accompanying selected explanatory notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows (unaudited)

Three months ended March 31	2006	2005
	US$’000	US$’000

Net Income / (Loss)	180’006	(567’176)
Reversal of non-cash items
Taxes	36’348	(48’061)
Depreciation and amortization	31’548	34’493
Interest income	(15’273)	(12’053)
Interest expense	4’198	4’550
Unrealized foreign currency exchange results	(3’231)	(1’674)
Legal provision	—	725’000
Share of loss / (profit) of associates	172	(11)
Other non-cash items	4’040	11’324
Operating Cash Flows Before Working Capital Changes	237’808	146’392

Working capital changes
Trade and other payables, other current liabilities and deferred income	23’674	(40’892)
Trade accounts receivable and other receivables	(6’765)	(5’671)
Inventories	2’589	(3’254)
Prepaid expenses and other current assets	(43’619)	(19’866)
Taxes paid	(24’644)	(23’434)
Net Cash Flows From Operating Activities	189’043	53’275

Purchase of tangible fixed assets	(40’596)	(36’554)
Proceeds from disposal of tangible fixed assets	459	74
Purchase of intangible assets	(9’533)	(5’427)
Purchase of available-for-sale financial assets	—	(192’840)
Proceeds from sale of available-for-sale financial assets	286’226	334’820
Purchase of investments in associates	—	(491)
Interest received	19’736	29’138
Net Cash Flows From Investing Activities	256’292	128’720

Proceeds from issue of Serono shares	11’218	11’055
Proceeds from exercise of options on Serono shares	10’049	2’220
Proceeds from issue of call options on Serono shares	—	283
Proceeds from issue of financial debts	29’089	14’125
Repayments of financial debt	(13’422)	5’071
Other non-current liabilities	(300)	(2’883)
Interest paid	(1’378)	(953)
Net Cash Flows From Financing Activities	35’256	28’918
Effect of Exchange Rate Changes on Cash and Cash Equivalents	296	(705)
Net Increase in Cash and Cash Equivalents	480’887	210’208

Cash and Cash Equivalents at the Beginning of Period	358’853	275’979
Cash and Cash Equivalents at the End of Period	839’740	486’187

The accompanying selected explanatory notes form an integral part of these financial statements.

Selected explanatory notes to the interim financial report for the three months ended March 31, 2006 (unaudited)

1.     Basis of Preparation

This unaudited interim financial report of the Serono group (“group” or “Serono”) has been prepared in accordance with IAS 34  — “Interim Financial Reporting” and in accordance with the accounting policies set out in the Serono 2005 Annual Report, with the exception of the following new International Financial Reporting Standards adopted by the group:

IAS 19 (Amended), “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”

The group has adopted the amendments to IAS 19, which introduces the option of an alternative recognition approach for actuarial gains and losses for defined benefit pension plans. The group has elected not to apply the option of recognizing actuarial gains and losses arising on its defined benefit plans in full in the statement of recognized income and expense and continues to recognize the amortization of actuarial gains and losses outside the corridor in the income statement.

IAS 39 (Amended), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”

The amendment allows the foreign currency risk of a highly probable forecast intracompany transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intracompany transactions that would qualify as a hedged item in the consolidated financial statements as of March 31, 2006.

IAS 39 (Amended), “The Fair Value Option”

The group has not designated any financial instrument as “at fair value through profit or loss”. This amendment, which allows this new designation of financial instruments subject to qualifying fair value hedges, has had no effect on these consolidated financial statements.

IAS 39 and IFRS 4 (Amended), “Financial Guarantee Contracts”

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment had no impact on these consolidated financial statements.

IFRIC 4, “Determining whether an Arrangement contains a Lease”

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 had no impact on these consolidated financial statements.

IFRIC 5, “Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”

IFRIC 5 requires a contributor to a fund to recognize a liability for decommissioning costs and to recognize separately an asset for its interest in the fund. IFRIC 5 had no impact on these consolidated financial statements.

IFRIC 6, “Liabilities arising from Participation in a Specific Market – Waste Electrical and Electronic Equipment”   IFRIC 6 provides guidance on the recognition of liabilities for waste management in respect of sales of historical household equipment. IFRIC 6 had no impact on these consolidated financial statements.

These consolidated financial statements were approved for issuance on April 18, 2006 by Serono S.A.’s Board of Directors.

2.              Segment information – geographical segments

			Middle East,
			Africa and	Asia-Pacific,
	Western	North	Eastern	Oceania	Latin
Three months ended March 31, 2006	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	265,351	214,956	51,861	32,103	30,579	—	594,850
Royalty and license income	57,103	1,099	14,415	—	—	—	72,617
Total revenues	322,454	216,055	66,276	32,103	30,579	—	667,467
Operating income	150,274	116,639	19,899	11,850	18,597	(21,979)	295,280
Corporate research and development expenses	—	—	—	—	—	(95,270)	(95,270)
Operating income							200,010

			Middle East,
			Africa and	Asia-Pacific,
	Western	North	Eastern	Oceania	Latin
Three months ended March 31, 2006	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	264,876	184,858	42,777	29,396	29,506	—	551,413
Royalty and license income	42,949	428	6,592	—	—	—	49,969
Total revenues	307,825	185,286	49,369	29,396	29,506	—	601,382
Operating (loss) / income	(592,133)	88,281	19,484	3,403	15,271	(28,013)	(493,707)
Corporate research and development expenses	—	—	—	—	—	(123,728)	(123,728)
Operating loss							(617,435)

Unallocated items represent income and expenses of corporate coordination functions, which are not directly attributable to specific geographical segments. Product sales to third parties are allocated to the geographical segments based on the country in which the customer is located. Royalty and license income is allocated to the geographical segments based on the country that receives the royalty. Operating income / (loss) is allocated to the geographical segments as recorded by the legal entities in the respective regions. There are no sales or other transactions between the geographical segments.

3.              Financial income and expense

Three months ended March 31	2006	2005
	US$000	US$000
Interest income	15,273	12,053
Other financial income	3	11
Fair value gain on interest rate swaps	32	—
Realized gains on disposal of available-for-sale financial assets	8,582	(22)
Financial income	23,890	12,042

Three months ended March 31	2006	2005
	US$000	US$000
Interest expense	(4,198)	(4,550)
Other financial expense	(1,818)	(1,367)
Fair value loss on interest rate swaps	—	(7)
Impairment losses on available-for-sale financial assets	(311)	(4,700)
Financial expense	(6,327)	(10,624)

During the first quarter of 2006, the group recognized a realized gain of $8.4 million on partial disposal of an available-for-sale equity investment and impairment losses of $0.3 million (2005: $4.7 million) on its available-for-sale equity investments.

4.              Taxes

The effective income tax rate for the three months ended March 31, 2006 is 14.8% (2005: 12.0%). The effective income tax rate is calculated by dividing the income tax expense by the income/(loss) before taxes reduced by capital and other taxes, both without the tax impact of the litigation and related costs. Taxes recognized for the three months ended March 31, 2005 included $64.5 million in deferred tax income from the recognition of the litigation expense and related costs as disclosed in note 11 proceedings.

Three months ended March 31	2006	2005
	US$000	US$000
Income tax expense without tax impact for the litigation expense and related costs	31,387	12,695
Capital and other taxes	4,961	3,769
Total tax expense	36,348	16,464
Deferred tax income from litigation expense and related costs	—	64,525
Total taxes	36,348	(48,061)

5.              Earnings / (loss) per share

Basic earnings / (loss) per share

Basic earnings / (loss) per share is calculated by dividing the net income /(loss) attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the period presented. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total number of issued shares.

Three months ended March 31	2006	2005
	US$000	US$000
Net income / (loss) attributable to bearer equity holders of Serono S.A.	125,797	(395,977)
Net income / (loss) attributable to registered equity holders of Serono S.A.	54,149	(171,772)
Total net income / (loss) attributable to the equity holders of Serono S.A.	179,946	(567,749)
Weighted average number of bearer shares outstanding	10,233,922	10,155,130
Weighted average number of registered shares outstanding	11,013,040	11,013,040

Three months ended March 31	2006	2005
	US$	US$
Basic earnings / (loss) per share
Bearer shares	12.29	(38.99)
Registered shares	4.92	(15.60)
American depositary shares	0.31	(0.97)

Diluted earnings / (loss) per share

For diluted earnings / (loss) per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax that would not be incurred if the bond were converted. The effect of the convertible bond and the effect of the outstanding stock options were excluded from the calculation of diluted earning per share for the three months ended March 31, 2005, as they were anti-dilutive.

Three months ended March 31	2006	2005
	US$000	US$000
Net income / (loss) attributable to the equity holders of Serono S.A. for basic earnings / (loss) per share	179,946	(567,749)
Interest expense on convertible bond	3,423	—
Net income / (loss) attributable to the equity holders of Serono S.A. for dilutive earnings / (loss) per share	183,369	(567,749)

Weighted average number of bearer shares outstanding for basic earnings / (loss) per share	10,233,922	10,155,130
Adjustment for dilutive stock options	59,740	—
Adjustment for assumed conversion of convertible bond	423,996	—
Weighted average number of bearer shares outstanding for dilutive earnings / (loss) per share	10,717,658	10,155,130

Three months ended March 31	2006	2005
	US$	US$
Diluted earnings / (loss) per share
Bearer shares	12.13	(38.99)
Registered shares	4.85	(15.60)
American depositary shares	0.30	(0.97)

6.              Share capital

	As of March 31, 2006
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,872,105	CHF25	271,803	167,539
Total			381,933	236,324

Authorized share capital – bearer	1,400,000	CHF25	35,000	26,795
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	27,791
Conditional share capital – bearer for stock options	630,286	CHF25	15,757	12,063

	As of December 31, 2005
Class of shares	Number of shares	Nominal value	CHF000	US$ 000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,832,507	CHF25	270,813	166,770
Total			380,943	235,555

Authorized share capital – bearer	1,400,000	CHF25	35,000	26,553
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	27,540
Conditional share capital – bearer for stock options	669,884	CHF25	16,747	12,705

Registered shares have a nominal value of CHF10 each and bearer shares have a nominal value of CHF25 each. Registered and bearer shares participate in dividends in proportion to their nominal value. Each share entitles the holder to one vote. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

The Board of Directors will propose to the shareholders at the Annual General Meeting of Shareholders on April 25, 2006 the authorization to increase the share capital by a maximum amount of CHF190,471,500 through the issuance of a maximum of 7,618,860 new bearer shares, each with a par value of CHF25, until April 25, 2008. The Board of Directors may proceed to increase the share capital all at once or in installments.

7.              Treasury shares

There were 641,470 treasury shares held by the group as of January 1, 2006. During the first three months ended March 31, 2006, no additional treasury shares were acquired (none in 2005). During the first three months ended March 31, 2006, 5,395 treasury shares were granted to employees (5,766 shares in 2005) as part of the Employee Share Purchase Plan. The total number of treasury shares held as of March 31, 2006 is 636,075.

8.              Distribution of earnings

At the Annual General Meeting of Shareholders on April 25, 2006, the Board of Directors will propose a cash dividend in respect of 2005 of CHF4.00 gross (2004: CHF3.60) per registered share, CHF10.00 gross (2004: CHF9.00) per bearer share or CHF0.25 gross per American depositary share, amounting to CHF154.4 million. The amount available for distribution is based on the available distributable retained earnings of Serono S.A., the holding company of the group, determined in accordance with the legal provisions of the Swiss Code of Obligations. These financial statements do not reflect the dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2006.

9.              Equity compensation plans

Employee Stock Option Plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share (“ADS”) of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant.

Movements in the number of employee bearer stock options outstanding are as follows:

	2006		2005
	Bearer options	Weighted average exercise price CHF	Bearer options	Weighted average exercise price CHF
Outstanding as of January 1	382,692	984	346,486	995
Granted	—	—	—	—
Exercised	(16,784)	728	(4,345)	609
Cancelled	(5,587)	1,290	(3,948)	1,085
Outstanding as of March 31	360,321	991	338,193	998

Movements in the number of employee ADS stock options outstanding are as follows:

	2006		2005
	ADS options	Weighted average exercise price US$	ADS options	Weighted average exercise price US$
Outstanding as of January 1	1,791,150	15.54	1,066,800	15.54
Granted	—	—	—	—
Exercised	(36,400)	15.59	—	—
Cancelled	(40,100)	17.05	(59,800)	15.70
Outstanding as of March 31	1,714,650	16.53	1,007,000	15.54

During the three months ended March 31, 2006, 16,784 bearer stock options (2005: 4,345 bearer stock options) were exercised yielding proceeds of CHF12.2 million or $9.5 million (2005: CHF2.6 million or $2.2 million) and 36,400 ADS options (none in 2005) were exercised yielding proceeds of $0.6 million. Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of March 31, 2006 is 206,259 options (2005: 319,771 options).

Director Stock Option Plan

Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant rateably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. There were no options granted (none in 2005) to directors during the three months ended March 31, 2006. No director stock options were cancelled or exercised during the first quarter 2006 and 2005. There are 21,800 director stock options outstanding as of March 31, 2006 (2005: 20,720 director stock options) with a weighted average exercise price of CHF791 (2005: CHF755).

A total compensation expense of $4.9 million (2005: $4.0 million) has been recognized for the three months ended March 31, 2006 arising on share-based payment transactions related to stock options. The compensation expense has been charged to the appropriate income statement heading as follows: cost of product sales $0.4 million, selling, general and administrative $2.6 million and research and development $1.9 million.

Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (“ESPP”) covering substantially all of its employees. The ESPP is designed to allow employees to purchase every calendar year bearer shares or American depositary shares at 85% of the lower of the average market values in the 10 days preceding the beginning and end of the calendar year. Share purchased under the ESPP are granted in January of the following calendar year. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. During the three months ended March 31, 2006, 21,904 bearer shares (2005: 20,940 bearer shares) were issued to employees at a price of CHF630 per share (2005: CHF630 per share). As of March 31, 2006, a total of $3.0 million (2005: $3.2 million) in contributions was held by the group to be used to purchase bearer and American depositary shares on behalf of employees in January 2007.

Shares purchased under the ESPP that are held for one calendar year after the purchase date entitle each participant to receive, on a one-time basis in early January of each year, one matching share for every three shares purchased and held. In January 2006, 5,437 bearer shares (2005: 5,766 bearer shares) were distributed to employees.

The total compensation expense of $1.2 million (2005: $2.2 million) has been recognized for the three months ended March 31, 2006 arising on share-based payment transactions related to the ESPP discount and matching shares. The compensation expense has been charged to the appropriate income statement headings as follows: cost of product sales $0.2 million, selling, general and administrative $0.7 million and research and development $0.3 million.

Director Share Purchase Plan

The group has a share purchase plan reserved for its Board of Directors (the “DSPP”). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the “AGM”) and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. There were no bearer shares issued to the directors that participate in the plan during the first three months of 2006 and 2005.

Restricted Share Plan

The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this plan generally have a three-year vesting period. No shares were granted to employees during the first three months of 2006 and 2005.

Stock Grant Plan

The group adopted a new Stock Grant Plan effective January 1, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this plan will vest in three annual installments on the first, second and third anniversaries of the grant date subject to continuous employment from the grant date to the vesting dates. There were 29,599 bearer shares and 554,590 American depositary shares granted to selected employees during the first three months of 2006. The compensation expense recorded in the 2006 income statement as a result of applying IFRS 2 – “Share-based payments” amounted to $3.8 million and has been allocated to the appropriate income statement headings as follows: cost of product sales $0.3 million, selling, general and administrative $2.2 million and research and development $1.3 million.

10. Principal shareholders

As of March 31, 2006, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.03% of the capital and 66.95% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.77% of the capital and 8.58% of the voting rights of Serono S.A.

11. Legal proceedings

Serono’s principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney’s office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney’s subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, approximately $724.9 million was paid as a comprehensive settlement with federal and state governments and to cover related costs. Serono’s US holding company, Serono Holding Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the US Department of Human Health Services in connection with the investigation.

In September 2005, the Government Employees Hospital Association (“GEHA”), a health insurance plan, filed a purported class action on behalf of third party payors and individual consumers against Serono Inc. and Serono International S.A. alleging that Serono Inc. and Serono International S.A. inflated the average wholesale price (AWP) of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its average wholesale price claims, that Serono illegally promoted and marketed Serostim. On February 22, 2006, GEHA requested (and Serono consented to) permission from the court to file a Second Amended Class Action Complaint and provided a copy of that proposed complaint to Serono. The proposed Second Amended Complaint adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any AWP claims, alleges that Serono illegally promoted and marketed Serostim, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide, Crinone, Gonal-F, Fertinex, Ovidrel, Pergonal, Profasi, Rebif, and Saizen. The allegations in the proposed Second Amended Complaint concerning Serostim are drawn from the government investigation of Serostim discussed above. The proposed Second Amended Complaint alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of the Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The parties are still engaged in preliminary motion practice and the group has not yet filed an answer. The group intends to vigorously defend the lawsuit. The final settlement or adjudication of this matter could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of this matter or ultimate outcome.

On April 7, 2006, Eugene Francis filed a purported class action on behalf of all persons or entities that paid a portion of the purchase price for Serostim against Serono Inc. and certain other parties. The allegations of the complaint concern only the company’s sales and marketing of Serostim, and are substantially similar to the allegations concerning Serostim made in the GEHA matter described above. The complaint contains the same eight counts as the GEHA Second Amended Complaint described above. The company has not yet filed an answer. The company believes it is likely that this case will be consolidated with the GEHA case. The group intends to vigorously defend this case. The final settlement or adjudication of this case could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	April 20, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer